FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON OCTOBER 2ND, 2015

1.         DATE, TIME AND PLACE: On October 2nd, 2015, at 09:30 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The call to order was waived pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 9 of the Internal Regulation of the Company’s Board of Directors. All the members of the Company’s Board of Directors attended the meeting, namely, Mr. Jean-Charles Henri Naouri, Mr. Arnaud Strasser, Mr. Antoine Marie Lazare Giscard D’Estaing, Mr. Eleazar de Carvalho Filho, Mr. Luiz Aranha Corrêa do Lago, Mr. Luiz Augusto de Castro Neves, Mrs. Maria Helena dos Santos Fernandes Santana, Mr. Roberto Oliveira de Lima and Mr. Yves Desjacques.

4.         AGENDA: (i) Acknowledgement of the resignation of Mr. Peter Paul Lorenço Estermann from the position of Vice President of Infrastructure and Strategic Development; (ii) Analysis and deliberation of the creation of the Operations Vice Presidency, replacing the existing Vice Presidency of Infrastructure and Strategic Development; and (iii) Analysis and deliberation of the election of Mr. Líbano Miranda Barroso to occupy the Vice Presidency of Operations newly created.

5.         RESOLUTIONS: As the meeting was commenced, Messrs. Members Board of Directors examined the items comprised in the Agenda and decided as following:

5.1.      Acknowledgement of the resignation of Mr. Peter Paul Lorenço Estermann from the position of Vice President of Infrastructure and Strategic Development: Messrs. Board Members acknowledged the resignation letter for the position of Vice President of Infrastructure and Strategic Development presented on this date by Mr. Peter Paul Lorenço Estermann, elected to this position on June 26th, 2014.

5.2.      Analysis and deliberation of the creation of the Operations Vice Presidency, replacing the existing Vice Presidency of Infrastructure and Strategic Development: After presentation made by Mr. Antonio Salvador, Vice President of Human Resources, on the creation and powers of the Operations Vice Presidency, and accordingly to the favorable recommendation of the Human Resources and Compensation Committee, Messrs. Board Members resolved to approve the creation of the Operations Vice Presidency, which shall replace the existing Vice Presidency of Infrastructure and Strategic Development; and

5.3.      Analysis and deliberation of the election of Mr. Líbano Miranda Barroso to occupy the Vice Presidency of Operations newly created: After presentation made by Mr. Antonio Salvador, and in accordance with the favorable recommendation of the Human Resources and Compensation Committee, Messrs. Board Members resolved to approve the election of Mr. Líbano Miranda Barroso, Brazilian, married, economist, holder of the Identity Card RG No. M-2.063.971, SSP / MG, enrolled with the CPF/MF under No. 421.016.386-49, resident and domiciled in the City of São Paulo, State of São Paulo, with head offices at Avenida Brigadeiro Luis Antonio, 3142, Jardim Paulista, for the position of Vice President of Operations of the Company, with term of office until April 24th, 2016.

5.3.1. Mr. Líbano Miranda Barroso, hereby elected, declared, under the penalties of the law, that he was not incurred in any of the crimes set forth in laws that restrict him from exercising commercial activities, being aware of the provision in article 147 of the Brazilian Corporations Law. Mr.  Líbano Miranda Barroso will take office in his respective position upon signature of the term of investiture recorded in the appropriate corporate books.

5.3.2. Due to the resolution above, the Directors hereby ratified and consolidated the arrangement of the Company's Executive Officers, all with term of office until April 24th, 2016, namely: (i) Chief Executive Officer: Ronaldo Iabrudi dos Santos Pereira; (ii) Chief Financial Officer: Christophe José Hidalgo; (iii) Vice President of Human Resources: Antonio Sergio Salvador dos Santos; (iv) Vice President of Operations: Líbano Miranda Barroso; (v) Investor Relations Officer: Daniela Sabbag Papa; and (vi) Wholesale Business Officer: Belmiro de Figueiredo Gomes.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, October 2nd, 2015. Chairman - Mr. Jean-Charles Naouri; Secretary - Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Mr. Jean-Charles Naouri, Mr. Arnaud Strasser, Mr. Antoine Marie Lazare Giscard d’Estaing, Mr. Eleazar de Carvalho Filho, Mr. Luiz Aranha Corrêa do Lago, Mr. Luiz Augusto de Castro Neves, Mrs. Maria Helena dos Santos Fernandes Santana, Mr. Roberto Oliveira de Lima and Mr. Yves Desjacques.

7.         CERTIFICATE: I hereby declare that these minutes are a true copy of the minutes recorded in the Book of Registry of Minutes of Meetings of the Company’s Board of Directors.

_____________________________

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 2, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.